



Savory Celebrations LLC Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $100,000

Offering End Date: May 31st, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Savory Celebrations, LLC

Founded: 2012

Address: 19207 Holly Shade Ct
Spring, TX 77379

Industry: Food & Catering Services

Employees: 5

Website: https://www.savorycelebration.com/

Use of Funds Allocation:

If the maximum raise is met:

(65.00%) $65,000 – Marketing & Content Creation
(20.00%) $20,000 – Promotional Events
(11.50%) $11,500 – Equipment
(3.50%) $3,500 – SMBX capital raise fee

Social:

Facebook: 182 Followers





Business Metrics:

	FY YTD Feb 2022	FY 2021	FY 2020
Total Assets	$71,395	$43,949	$13,557
Cash & Cash Equivalents	$15,830	$7,430	$8,244
Accounts Receivable	$0	$0	$0
Short-term Debt	$89,619	$96,721	$28,734
Long-term Debt	$0	$0	$0
Revenues / Sales	$67,738	$140,700	$103,855
Cost of Goods Sold	$8,594	$72,704	$65,352
Taxes	$0	$0	$0
Net Income	$44,862	-$17,846	-$22,701

About:

Savory Celebration LLC is a food and catering company which focuses on creating custom food experiences. Savory Celebration offers their clients a unique meal experience featuring aspects of education such as cooking demos table side or chef's table style cooking.

Robbie Rensel, Owner & Chef, is a graduate of the Culinary Institute of America where he held numerous leadership positions. Robbie's experience at the crossroads of culinary and dining led him to develop Savory Celebration.

For more information, contact our Customer Support Team at support@thesmbx.com

